Leading U.S. Proxy Advisory Firm Supports Teva Nominees and Other Shareholders’ Meeting
Proposals

Jerusalem, July 16, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) reported today that ISS Proxy Advisory Services, the leading U.S. independent proxy advisory firm, recommended that shareholders vote in favor of all Teva nominees for director (Messrs. Jean-Michel Halfon, Joseph (Yossi) Nitzani, Dan Propper and Ory Slonim) and for each of the other proposals on the agenda for consideration at the Company’s upcoming annual general meeting of shareholders.

ISS provides voting analysis on more than 20,000 shareholder meetings per year to mutual funds, financial institutions and hedge funds.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.